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                              August 25, 2020

       Terren Peizer
       Chairman and Chief Executive Officer
       BioVie Inc.
       2120 Colorado Avenue #230
       Santa Monica, CA 90404

                                                        Re: BioVie Inc.
                                                            Amendment No. 11 to
Registration Statement on Form S-1
                                                            Filed August 21,
2020
                                                            File No. 333-231136

       Dear Mr. Peizer:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 11 to Form S-1 filed on August 21, 2020

       Cover page

   1. We refer to comment 1 in our letter dated October 3, 2019 and your disclosure that there can be no assurance
your application to list your Class A common stock on the Nasdaq
                                                        Capital Market will be
approved. Please tell us whether the offering is contingent upon securing Nasdaq listing
approval and if it is not, please revise your cover page to clarify this fact.
 Terren Peizer
BioVie Inc.
August 25, 2020
Page 2

      Please contact Mary Beth Breslin at 202-551-3625 or Christine Westbrook at 202-551-
5019 with any other questions.



                                                        Sincerely,
FirstName LastNameTerren Peizer
                                                        Division of Corporation
Finance
Comapany NameBioVie Inc.
                                                        Office of Life Sciences
August 25, 2020 Page 2
cc:       Mitchell S. Nussbaum, Esq.
FirstName LastName